________________________________________________________________________________

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ______________________

                                SCHEDULE 14D-9/A
       SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)
                             ______________________

                                INCONTROL, INC.
                           (Name of subject company)
                             ______________________

                                INCONTROL, INC.
                      (Name of person(s) filing statement)
                             ______________________

                          COMMON STOCK, PAR VALUE $.01
                         (Title of class of securities)
                             ______________________

                                  45336L 10 3
                     (CUSIP number of class of securities)
                           __________________________

                                KURT C. WHEELER
                                INCONTROL, INC.
                             6675 185TH AVENUE N.E.
                           REDMOND, WASHINGTON  98052
                                 (425) 861-9800
      (Name, address, and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)
                             ______________________

                                    COPY TO:

                               Stephen M. Graham
                               Michael C. Piraino
                                 Alan C. Smith
                                  Perkins Coie
                         1201 Third Avenue, 40th Floor
                        Seattle, Washington  98101-3099
                                 (206) 583-8888
________________________________________________________________________________
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     This Amendment No. 2 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9, initially filed August 18, 1998 (the "Schedule 14D-9"), of InControl, Inc., a Delaware corporation (the "Company"), relating to the tender offer made by Pegasus Acquisitions Corp., a Delaware corporation (the "Purchaser") and wholly owned subsidiary of Guidant Corporation, an Indiana corporation ("Parent"), as described in the Tender Offer Statement on Schedule 14D-1 of the Purchaser dated August 17, 1998, to purchase all outstanding shares of Common Stock of the Company upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 17, 1998 (the "Offer to Purchase"). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given such terms in the Offer to Purchase or the Schedule 14D-1.

     The response to Item 8 is hereby amended and supplemented as follows:

          On August 27, 1998, pursuant to Section 6.6 of the Merger Agreement, the Company filed its Notification and Report Form with respect to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

                                   SIGNATURES

     After due inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  August 28, 1998             InControl, Inc.


                                    By:  /s/ Philip A. Okeson
                                         --------------------------------------
                                         Philip A. Okeson
                                         Chief Financial Officer, Treasurer and
                                         Secretary